PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, September 3, 2004
All amounts are expressed in US dollars, unless otherwise indicated.

AGREEMENT TO ACQUIRE A 55.3% INTEREST
IN A PERUVIAN GOLD MINING COMPANY

Cambior is pleased to announce that it has entered into an agreement with a group of private shareholders ("Selling Group") to acquire a 55.3% interest in the private Peruvian mining company Compañia Minera Poderosa S.A. ("CMPSA") and the Selling Group's advances to CMPSA totaling $8 million. CMPSA owns and operates the Poderosa mine located in the Pataz Province of Northern Peru. The mine has produced 1.25 million ounces of gold since 1982, with an average of 75,000 ounces produced annually over the last five years. Targeted gold production for 2004 is estimated at 109,000 ounces at a total cash cost of $175 per ounce.

Cambior will pay the Selling Group, at closing, a cash amount of $25 million and will issue approximately 2.2 million common shares of Cambior for the Selling Group's interest and advances, and may, at some future date, pay additional consideration of up to $6 million subject to the outcome of certain contingent liabilities. As of June 30, 2004, CMPSA had outstanding bank and creditors' debts of $34.7 million, including $18.2 million in shareholders' advances (including the aforementioned $8 million advances from the Selling Group). The transaction is expected to close within the next 60 days, and closing is subject to a number of conditions, including Cambior obtaining financing to fund the transaction. Cambior has entered into discussions with several financial institutions to fund this acquisition.

CMPSA produces high grade ore from a series of underground mines which utilize both mechanized and conventional mining methods. Total ore treatment capacity is 800 tonnes per day and includes cyanide leaching and Merrill Crowe processing. In 2003, the mine produced 90,500 ounces of gold at total cash cost of $209 per ounce.

Cambior's Strategy in Peru

Louis P. Gignac, President and CEO of Cambior, commented on the acquisition as follows: "We are pleased to acquire the control position of an established operation in Peru in an area with tremendous potential for future development. This acquisition will allow Cambior to establish a third base of mining operations to complement its operations located in Canada and the Guiana Shield. The Poderosa high grade mine will provide immediate growth and additional gold exposure to Cambior. Cambior has been active in Peru since 1993, and is currently pursuing the delineation of various deposits in the Huamachuco area."

Peru is the world's sixth largest gold producing country and is host to a number of world-class base metal and precious metal deposits with great geological potential.

Development Plan

Cambior looks forward to working with its Peruvian partners to enhance the financial performance of CMPSA, and investing in further exploration and development to delineate additional mineral resources and reserves and expand production over time.

HIGHLIGHTS OF THE PODEROSA MINE

Location

The Poderosa Mine is located within the Pataz Province of La Libertad Department, Northern Peru. The mine is situated on the eastern divide of the Andes Mountains within the steep valley of the Marañon River. By air, the mine is approximately 475 km north of the country's capital of Lima and 160 km east of the Department capital of Trujillo. The mine is accessible by air with an airstrip located 10 km from the operation and by road from Trujillo through Huamachuco.

Geology

The mining property consists of 80,000 hectares located mostly in the Pataz Batholith, a highly prospective geologic region that hosts a number of producing long-life mines. Over 400,000 ounces of gold are produced annually from the Pataz Batholith. Mineralization occurs as low sulphidation, mesothermal, quartz-sulphide veins that are best developed in faulted and fractured intrusive rocks of the Pataz Batholith, but which may also extend into the adjacent metasediments. Veins typically trend northwest-southeast, occur parallel to the regional structural trend and dip to the east at 20 to 45 degrees. Individual veins are localized along fractured zones, are sub-parallel to each other, have sharp contacts with the hostrock and display a typical pinch and swell morphology. Post mineral displacement of veins has occurred on faults both along and transverse to the vein trends.

The quartz-sulphide veins typically trend for hundreds of meters along strike and at least a hundred meters down dip, but may extend for up to several kilometers along strike and for a width generally averaging around one meter. Pyrite is the predominant sulphide with lesser galena, sphalerite and arsenopyrite. Mineralized veins typically average about 20% sulphides, with increasing sulphide content indicative of higher gold grades.

Reserves, Resources and Exploration Potential

As at June 30, 2004, CMPSA reported proven and probable reserves, estimated at a gold price of $ 350 per ounce, of 563,000 tonnes at a grade of 18.8 g Au/t (341,000 ounces of gold contained). Cambior's technical team has reviewed the CMPSA's potential geological resources and identified a conservative estimate of inferred mineral resources of 3.3 million tonnes at an average grade of 12.8 g Au/t (1.4 million ounces of gold contained). The estimated inferred mineral resource evaluation [1] is based on surface and underground sampling, and assumes that vein morphologies and grades are similar to those known in the existing mines. Most of the inferred mineral resources come from 29 identified veins located in the La Lima, Papagayo, El Tingo, Consuelo and Pataz areas. The average fully diluted grade of the various veins is assumed to be 12 g Au/t based on historical mine production information from the known veins. This methodology was also employed by two renowned consulting firms (SRK and PINCOCK ALLEN & HOLT) during their recent evaluation of Poderosa.

Over the past 20 years, CMPSA's exploration work has focused primarily on the definition of mineral reserves for production within the next one to two years. This is a typical exploration strategy for Peruvian underground vein mining operations that have a long track record of renewing proven reserves through mine development (drifts and raises). CMPSA has been successful in achieving positive exploration results as mineral reserves have been replaced and increased on a year-by-year basis.

CMPSA has extensive prospective landholdings (80,000 Ha) within the Pataz Batolith, representing approximately 60% of the entire Batholith.

Mining

CMPSA owns and operates several underground mines which utilize both conventional and mechanized mining methods, including longwall and cut & fill. Each mine exploits several different high grade, narrow quartz-sulphide veins that typically are 1.0 to 1.5 m thick, dip at 20 to 45 degrees and measure several hundred metres along strike and down dip. Actual mined grades averaged 18 g Au/t in 2003.

Due to the steep topography of the area and the vein geometry, the ore produced from the different mines is hauled to the mills using a transportation system which includes train, load/haul dump (LHD) vehicle, truck and aerial tramway haulage.

Processing

CMPSA owns and operates two mills, Marañon and Santa Maria, both of which utilize cyanide leaching and Merrill Crowe processes. At the current time, the Marañon mill (600 tonnes per day capacity) is operated continuously while the Santa Maria mill (200 tonnes per day capacity) is operated on a campaign basis when sufficient ore is stockpiled at the mill.

(1)The inferred mineral resource estimate was evaluated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining. Metallurgy and Petroleum. The qualified person responsible for the mineral resource estimate is Elzéar Belzile, P. Eng., Manager, Mining Geology with Cambior.

Mine Operating Results

The following table summarizes some of the key historical and forecast operating results.

Production	Units	2001	2002	2003	2004 Forecast
Milled Tonnage[1]	t	248,140	209,036	168,310	226,000
Mill Head Grade[1]	g Au/t	11.1	15.0	19.7	16.2
Gold Recovery [1]	%	89.4	91.9	94.0	92.7
Gold Production from mined ore	oz	72,706	83,431	90,553	109,000
Gold Production from third Party ore	oz	6,195	8,663	9,251	-
Total Gold Production[2]	oz	78,901	92,095	99,804	109,000
Total Cash Costs [3]	$/oz	197	204	209	175

(1) Milled tonnage, grade and recovery include minor quantity of third party ore for 2001 to 2003;
      purchased third party ore not included for 2004.
(2) Gold production includes gold produced from third party ore.
(3) Total Cash Costs = Total Direct & Indirect Operating Cash Costs + Royalty & Other Costs.

Map

A location and access map of Poderosa mine is attached to this press release. If you did not receive it, you can download the map with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

Conference Call

Cambior will host a conference call on September 7, 2004 at 09:00 a.m., local time, to discuss this transaction.

Financial analysts are invited to participate in the call by dialing 1-800-428-5596 in North America. Outside of North America, please dial (416) 641-6443. Media and all other interested individuals are invited to listen to the live webcast on the Cambior website at www.cambior.com or through CCNMatthews at www.ccnmatthews.com/cambior.

The conference call will be available for replay for a period of 48 hours by calling (416) 626-4100, reservation #21207519. The webcast will also be archived on the Company's website.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.C", trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that are recognized and mandated by

Canadian Securities regulators but are not recognized by the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2003 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department, or on the SEDAR website at www.sedar.com.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, statements regarding securing the necessary financing to fund the CMPSA transaction, the successful negotiation and closing of the CMPSA transaction, and the anticipated benefits of this transaction for Cambior and its fit within the corporate strategy (including forward-looking statements relating to the Poderosa mine itself, its current mineral reserves and resources, as well as the possibility of renewing same over time, and its gold production and cash cost forecasts). Forward-looking statements express, as at the date of this press release, Cambior's plans, estimates, forecasts, projections, expectations or beliefs as to future events or results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements; also, there is absolutely no certainty or guarantee that all conditions precedent to the closing of the CMPSA transaction will be fulfilled. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of gold, mining industry risks, risks associated with mining operations, environmental risks and hazards, uncertainty as to estimation of mineral reserves and resources (and of the potential for renewal thereof over time), the possibility of the Poderosa transaction not materializing, and other risks referred to in Cambior's 2003 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

- 30 -

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager – Investor Relations
Tel: (450) 677-2699
Fax: (450) 677- 3382
E-mail: info@cambior.com

PR-2004-18



PODEROSA MINE
Pacific Ocean
LA LIBERTAD
ANCASH
San Pedro de Lloc
Ascope
Algamarca
Shahuindo
Cajabamba
Igor
Huamachuco
El Toro
La Arena
Virgen
Otuzco
Alto Chicama
Quiruvilca
Trujillo
Santiago de Chuco
Comarsa
Pataz
Horizonte
Marsa
Buldibuyo
Tayabamba
Cabana
Corongo
Sihuas
Huacrachuco
Pomabamba
Piscobamba
Caraz
Yungay
Carhuaz
Chimbote
Huari
Casma
Pierina
Huaraz
ECUADOR
COLOMBIA
PERU
BRAZIL
PODEROSA
LIMA
Pacific Ocean
BOLIVIA
0
50
km
Department Capital
Regional Road
Mines
Projects

Poderosa Mine

Location and Access Map